

101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
            212-815-3235
Associate: William Herrmann
            212-815-7080

First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

Certificateholder Monthly Distribution Summary

Class	Cusip	Class Description	Certificate Rate Type	Beginning Balance	Pass Through Rate (%)	Principal Distribution	Interest Distribution	Total Distribution	Current Realized Losses	Ending Balance	Cumulative Realized Losses
Note	32051GZ73	Senior	Var-Act/360	242,378,512.25	5.510000	4,624,199.18	1,112,921.34	5,737,120.52	0.00	237,754,313.07	0.00
EQ INT		Residual	Var-Act/360	0.00	0.000000	0.00	0.00	0.00	0.00	0.00	0.00
Totals				242,378,512.25		4,624,199.18	1,112,921.34	5,737,120.52	0.00	237,754,313.07	0.00



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
               212-815-3235
Associate: William Herrmann
               212-815-7080

First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

Principal Distribution Detail

Class	Cusip	Original Certificate Balance	Beginning Certificate Balance	Scheduled Principal Distribution	Net Principal Distribution	Current Realized Losses	Ending Certificate Balance	Ending Certificate Factor
Note EQ INT	32051GZ73	299,800,000.00 0.00	242,378,512.25 0.00	4,624,199.18 0.00	4,624,199.18 0.00	0.00 0.00	237,754,313.07 0.00	0.79304307227 0.00000000000
Totals		299,800,000.00	242,378,512.25	4,624,199.18	4,624,199.18	0.00	237,754,313.07	



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
               212-815-3235
Associate: William Herrmann
               212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1

Interest Distribution Detail

Class	Beginning Certificate Balance	Pass Through Rate (%)	Effective Coupon (%)	Current Interest	Total Interest Due	Net Rate Carryover Paid	Net Interest Shortfall	Interest Paid	Net Rate Carryover After Dist.
Note	242,378,512.25	5.510000	5.510000	1,112,921.34	1,112,921.34	0.00	0.00	1,112,921.34	0.00
EQ INT	0.00	0.000000	0.000000	0.00	0.00	0.00	0.00	0.00	0.00
Totals	242,378,512.25			1,112,921.34	1,112,921.34	0.00	0.00	1,112,921.34	0.00



The BANK of NEW YORK
101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1

Current Payment Information
Factors per $1,000

Class	Cusip	Original Certificate Balance	Beginning Certificate Balance	Principal Distribution	Interest Distribution	Ending Certificate Balance	Pass Through Rate (%)
Note	32051GZ73	299,800,000.00	808.467352388	15.424280120	3.712212593	793.043072268	5.510000
EQ INT		0.00	0.000000000	0.000000000	0.000000000	0.000000000	0.000000
Totals		299,800,000.00	808.467352402	15.424280120	3.712212608	793.043072282	



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
            212-815-3235
Associate: William Herrmann
            212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1

Pool Level Data

Distribution Date		01/25/07
Cut-off Date		03/02/06
Record Date		12/29/06
Determination Date		01/18/07
Accrual Period 30/360	Begin	12/02/06
	End	01/02/07
Number of Days in 30/360 Accrual Period		30
Accrual Period Actual Days	Begin	12/26/06
	End	01/25/07
Number of Days in Actual Accrual Period		30

Interest Details on Classes	
One-Month Libor Rate	5.35000%
Available Funds Rate	7.68024%
Class A Coupon	5.51000%
Libor Carryover Amount Paid	0.00
Libor Carryover Amount Remaining	0.00

Collateral Detail	

Original Mortgage Loan Details

Original Aggregate Loan Count	6,043
Original Stated Principal Balance	299,803,477.46
Original Weighted Average Mortgage Rate	7.56382%
Original Weighted Average Net Mortgage Rate	7.05782%
Original Weighted Average Remaining Term	233
Original Invested Amount	299,803,477.46

Current Mortgage Loan Details

Beginning Aggregate Loan Count	4,695
Ending Aggregate Loan Count	4,592
Beginning Pool Stated Principal Balance	246,098,524.11
Principal Collected	11,109,849.86
Draws	7,006,164.10
Charge Offs	0.00
Ending Pool Stated Principal Balance	241,994,838.35



First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

Beginning Invested Amount	246,492,804.16
Ending Invested Amount	242,389,118.40
Beginning Weighted Average Mortgage Rate	8.44805%
Beginning Weighted Average Net Mortgage Rate	7.94205%
Ending Weighted Average Mortgage Rate	8.44125%
Ending Weighted Average Net Mortgage Rate	7.93525%
Beginning Weighted Average Remaining Term to Maturity	224
Ending Weighted Average Remaining Term to Maturity	223

Collections

Interest Collections

Interest Collected	1,765,583.79
Net Recoveries	-100.00
Other Amounts Allocated to Interest	0.00
Total Interest Collections	1,765,483.79
Less: Servicer Fee	102,541.05
Total Net Interest Collections	1,662,942.74

Principal

Principal Collected	11,109,849.86
Other amounts allocated to Principal	0.00
Total Principal Collections	11,109,849.86

Investor Amounts

Beginning Investor Amount	246,492,804.16
Floating Allocation Percentage	100.160%
Net Interest Collections	1,662,942.74
Invested Interest Collections	1,665,606.98
Principal Collections	11,109,849.86
Principal Draws	7,006,164.10
Investor Principal Distribution Amount	4,103,685.76
Investor Charge Offs	0.00
Ending Investor Amount	242,389,118.40



101 Barclay Street, 8 West
New York, NY 10286

Officer:	Kelly Crosson
	212-815-3235
Associate:	William Herrmann
	212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1

Rapid Amortization Event   NO

Prior to March 2011, the Investor Principal Distribution Amount will be excess of Prin Collected over Draws, if any.
The Investor Principal Distribution Amount shall be reduced by the OC Reduction Amount, if any.

Distribution Account	
Beginning Balance	0.00
Deposits	
Available Funds	5,766,628.50
Other Deposits Required by the SSA	0.00
Total Deposits	5,766,628.50
Withdrawals	
To the Trustee, the Trustee Fee	1,230.49
To the Insureer, the Premium	28,277.49
To the Classes, Principal and Interest	5,737,120.51
Total Withdrawals	5,766,628.50
Ending Balance	0.00

Mortgage Prepayment Details	
Aggregate Pool Prepayment Amount (Gross)	11,109,849.86
Gross CPR	42.55463%
Aggregate Pool Prepayment Amount (Net)	4,103,685.76
Net CPR	18.27308%
Draw Amount	7,006,164.10
Draw Rate	29.29009%

Fees of the Trust	
Gross Master Servicing Fee	102,541.05
Net Master Servicing Fee	102,541.05
Trustee Fee	1,230.49
Excess Master Servicing Compensation	0.00
Bond Insurance Premium	28,277.49
Total Net Loan Fees	132,049.04

Servicer Advances



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
               212-815-3235
Associate: William Herrmann
               212-815-7080

First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

Principal Advances	0.00
Interest Advances	0.00
Total Advances	0.00

Advances made with Regard to the Mortgage Loans Other than Prinicpal and Interest on Delinquent Payments   NONE



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
            212-815-3235
Associate: William Herrmann
            212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1

Collateral Tests	

Delinquency Step-Down Test

Rolling Delinq Pct	0.286%
Delinq Step-Down Trigger	8.000%
Pass Delinq Test	YES

Cumulative Charge-Off Step-Down Test

Cumu Charge-Off Pct	0.001%
Cumu Charge-Off Pct Test	0.000%
Pass Cumu Charge-Off Pct Test	NO

Excess Spread Step Up Event

Three Month Rolling Avg Excess Spread	2.351%
Has Excess Spread Step Up Event Occurred	NO

Specified OC Amount	

Step-Down Date	NO
Step-Down Test Satisfied	NO
Excess Spread Step Up Event, Cond 1	NO
Excess Spread Step Up Event, Cond 2	NO
Base OC Amount	5,696,266.07
Step Down Base OC Amount	0.00
Step Up Base OC Amount, Cond1	0.00
Step Up Base OC Amount, Cond2	0.00
Specified OC Amount	5,696,266.07



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1

OC Details	
Specified OC	5,696,266.07
Excess Spread	520,513.42
Excess Spread Distributable	0.00
Excess OC	0.00
OC Reduction	0.00
Ending OC Amount	4,240,525.28
Ending OC Deficiency	1,581,974.16

OC building begins in May 2006



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
            212-815-3235
Associate: William Herrmann
            212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1

	Delinquency Information

Delinquency Information

	30-59 Days				**60-89 Days**				**90+ Days**			
	Loan Count	Loan Count %	Balance	Balance %	Loan Count	Loan Count %	Balance	Balance %	Loan Count	Loan Count %	Balance	Balance %
Group 1	12	0.26132%	723,731.73	0.29907%	2	0.04355%	213,309.61	0.08815%	5	0.10889%	600,388.47	0.24810%

	Foreclosure				**Bankruptcy**				**REO**			
	Loan Count	Loan Count %	Balance	Balance %	Loan Count	Loan Count %	Balance	Balance %	Loan Count	Loan Count %	Balance	Balance %
Group 1	0	0.00000%	0.00	0.00000%	2	0.04355%	67,005.88	0.02769%	0	0.00000%	0.00	0.00000%

	Realized Loss Detail

Current Period Realized Losses	0.00
Cumulative Realized Losses	394,380.05
Total Liquidated Loan Balance	0.00
Total Liquidated Proceeds	0.00
Subsequent Recoveries	-100.00

Loan ID	**Liquidation Balance**	**Liquidation Proceeds**	**Realized Loss**	**Date**
Group I				
	N/A			

	Material Changes to Pool Assets Disclosure

Material Modifications, extensions or waivers to pool asset tems, fees, penalties or payments	NONE
Material breaches of pool asset representations or warranties or transaction convenants	NONE



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1

Issuance Coupon			Number of Items	Percent of Items	Principal Balance	Percent of Balance
< =		5.000000000000	0	0.000	0.00	0.000
5.000000000000	-	5.501000000000	0	0.000	0.00	0.000
5.501000000000	-	6.001000000000	0	0.000	0.00	0.000
6.001000000000	-	6.501000000000	0	0.000	0.00	0.000
6.501000000000	-	7.001000000000	240	5.073	19,164,708.14	7.919
7.001000000000	-	7.501000000000	1866	39.442	95,086,634.20	39.293
7.501000000000	-	8.001000000000	878	18.558	63,741,659.42	26.340
8.001000000000	-	8.501000000000	935	19.763	34,009,932.24	14.054
8.501000000000	-	9.001000000000	287	6.066	10,938,082.13	4.520
9.001000000000	-	9.501000000000	313	6.616	11,107,476.32	4.590
9.501000000000	-	10.001000000000	98	2.071	4,270,111.76	1.765
10.001000000000	-	10.501000000000	70	1.480	2,326,684.71	0.961
10.501000000000	-	11.001000000000	14	0.296	549,793.92	0.227
11.001000000000	-	11.501000000000	25	0.528	698,458.57	0.289
11.501000000000	-	12.001000000000	4	0.085	89,321.12	0.037
12.001000000000	-	12.501000000000	1	0.021	11,975.82	0.005
>		12.501000000000	0	0.000	0.00	0.000
	Wgt Ave / Total:		**4731**	**100.000**	**241,994,838.35**	**100.000**

Update Term			Number of Items	Percent of Items	Principal Balance	Percent of Balance
< =		120	0	0.000	0.00	0.000
120	-	180	4	0.085	41,890.79	0.017
180	-	300	4722	99.810	241,647,751.70	99.857
300	-	360	5	0.106	305,195.86	0.126
>		360	0	0.000	0.00	0.000
	Wgt Ave / Total:		**4731**	**100.000**	**241,994,838.35**	**100.000**